Lippes Mathias Wexler Friedman LLP

Janet Novakowski Gabel
Partner
jgabel@lippes.com

                                                                        June 20, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:          Jeffrey Gordon
                        Staff Accountant

                                                                        Re:       Gibraltar Industries, Inc.
                                                                                    Form 8-K
                                                                                    File #0-22462
                                                                                    Filed June 10, 2005

Dear Mr. Gordon:

Gibraltar Industries, Inc. (the "Company") is this day filing 8-K/A amending the above referenced 8-K.  By this letter, we are responding to the comments of the Staff of the Securities and Exchange Commission (the "Commission") to the 8-K as originally filed.

Enclosed are a conformed copy of the 8-K/A and the exhibit thereto, as filed today with the Commission.  The copy of the 8-K/A has been marked to show the revisions made to the 8-K as originally filed.

For your convenience, we have included the Commission's comment in our letter, prior to our response.

1. You currently disclose that there were no disagreements with your former accountants during the fiscal years ended December 31, 2003 and 2002. Please amend your filing to cover the interim period from the date of the last audited financial statements, December 31, 2003, to June 6, 2005, the date of resignation. See Item 304(a)(1)(I V) of Regulation S-K.

The filing has been amended as requested in the comment.

2. You currently disclose that you did not consult with Freed Maxick & Battaglia CPA's, P.C. during the fiscal years ended December 31, 2003 and 2002. Please amend your filing to cover the interim period from the date of the last audited financial statements, December 31, 2003, to June 6, 2005, the date of engagement. See Item 304(a)(2) of Regulation S-K.

The filing has been amended as requested in the comment.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

The updated Exhibit 16 letter was attached to the 8-K/A when filed.

Attached is a written statement from the Company, as requested in the Comment Letter.

Please contact me if you wish to discuss any of the foregoing or if you need further information.

Very truly yours,

Lippes Mathias Wexler Friedman LLP

/S/ Janet N. Gabel

This acknowledgement is being made as of the 20th day of June, 2005 by Gibraltar Industries, Inc. (the "Company") in connection with its response to comments by the staff of the Securities and Exchange Commission (the "Commission") dated June 13, 2005 relating to the Company's Report on Form 8-K filed June 10, 2005, File #0-22462.

The Company hereby acknowledges that:

-     the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

-    comments by the staff of the Commission or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gibraltar Industries, Inc.

By: /S/ Henning Kornbrekke
Name: Henning Kornbrekke
Title:    President and Chief Operating Officer,